Marshall Funds, Inc.

111 East Kilbourn Avenue

Milwaukee, WI 53202

December 22, 2011

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:	Marshall Funds, Inc. (Registration Nos.: 33-48907; 811-58433)
Form N-1A – BMO Lloyd George Emerging Markets Equity Fund

Dear Ms. O’Neal-Johnson:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of the Company, hereby requests acceleration of Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on December 22, 2011 such that the Registration Statement will become effective at 9:00 a.m. (Central Time) on December 29, 2011, or as soon thereafter as is practicable.

Very truly yours, /s/ John M. Blaser John M. Blaser President

cc:	Working Group

M&I Distributors, LLC

111 East Kilbourn Avenue

Milwaukee, WI 53202

December 22, 2011

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Washington D.C. 20549

RE:	Marshall Funds, Inc. (Registration Nos.: 33-48907; 811-58433)
Form N-1A – BMO Lloyd George Emerging Markets Equity Fund (the “Fund”)

Dear Ms. O’Neal-Johnson:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, the undersigned, on behalf of M&I Distributors, LLC, the Fund’s principal underwriter, hereby requests acceleration of Post-Effective Amendment No. 75 to the Registration Statement on Form N-1A filed with the Securities and Exchange Commission on December 22, 2011 such that the Registration Statement will become effective at 9:00 a.m. (Central Time) on December 29, 2011, or as soon thereafter as is practicable.

Very truly yours,

/s/ William J. Crain
William J. Crain
Director and Senior Vice President

cc:     Working Group